Schedule 3 to September 30, 2005 response letter

Detail terms of partnership repurchase agreements

At annual intervals commencing on the first day of the second fiscal year following the year in which a Partnership's Capital Contributions have been fully expended, and continuing for a 10-year period, each Unit Holder will have the option, subject to the terms and conditions described below, to require the Managing General Partner to purchase at the "Purchase Price" (as described below) all of his interest in the Partnership in which he is a Unit Holder provided that the option may not be exercised after the date of any notice that will effect a dissolution or termination of such Partnership. A Unit Holder may exercise his option only with respect to all of his interest in a Partnership. Any such exercise shall be effective by tendering properly endorsed Depositary Unit Certificates to the Managing General Partner. Signature guarantees are not required. Subject to the conditions in the Partnership Agreement, the Managing General Partner will have the obligation to purchase the Units presented.

The Purchase Price to be paid for the Units will be computed by determining the prorate share for each Unit of the Partnership's interest in the discounted present value of Proved Reserves attributable to the Partnership's oil and gas properties, determined as the sum of the following:

    cash on hand of the Partnership;

    prepaid expenses of the Partnership;

    the Partnership's interest in accounts receivable, less a reasonable reserve for doubtful accounts; and

    the book value of all assets of the Partnership other than those described above;

less the Partnership's debts, expenses and obligations of all kinds (including accrued expenses and contingent liabilities) then allocable to such Partnership's interest in the foregoing assets.

Cash distributions paid to the presenting Unit Holder since the valuation date of the Proved Reserves shall be deducted from the Purchase Price.

In order to determine the discounted present value of the Proved Reserves attributable to the Partnership's oil and gas properties, the Partnership shall use the annual oil and gas reserve report prepared by the independent petroleum engineering firm retained by the Partnership for financial reporting purposes to establish the present value of such reserves as of December 31, 19XX and as of December 31 of each year thereafter. The discounted present value of the Proved Reserves set forth in such reports will be determined by (i) estimating future gross revenues attributable to such Proved Reserves; (ii) deducting anticipated expenses (including operation costs incurred in producing and marketing such reserves and any gross production, excise, windfall profits or other taxes, other than federal income taxes, based on the oil and gas production from the oil and gas properties or sales thereof) from estimated future gross revenues; (iii) discounting estimated future net revenues to present value at a rate per annum equal to 1% above the Prime Rate on the applicable valuation date; and (iv) reducing the present value thus derived for Proved Reserves by an additional 33 1/3 % to take into account the uncertainties attendant to the production and sale of oil and gas reserves and other unforeseen contingencies.

Within 120 days after the end of any fiscal year of the Partnership, the Managing General Partner will notify the Unit Holders of their right of presentment together with a statement showing the price to be paid for their respective interests determined as set forth above. Each of the Unit Holders will then have 30 days after the receipt of such Notice (which shall be deemed to be 5 days after the date of mailing of such Notice), to confirm to the Managing General Partner his intention to sell his Depositary Units to the Managing General Partner by tendering of a properly endorsed Depositary Unit Certificate. If the Unit Holder timely confirms his intention to sell, the sale of such Depositary Units will be consummated and the price paid in cash within 30 days after the receipt of such endorsed Depositary Unit Certificate; provided, however, that the obligation of the Managing General Partner to purchase Depositary Units tendered by the Unit Holders shall be limited during any one year to an amount no greater than 10% of the total number of Depositary Units then outstanding. In addition, the Managing General Partner will be obligated to purchase Depositary Units tendered only to the extent of 150% of the cash received by the General Partners from such Partnership in the previous year, excluding cash allocated to Depositary Units previously presented and purchased by it. Moreover, the Managing General Partner will not be obligated to purchase any Depositary Units pursuant to such right if such purchase, when added to the total of all other sales or other dispositions of interests within the preceding 12 months, would result in a Partnership being considered to have terminated within the meaning of Section 708 of the Code, or would cause the Partnership to lose its status as a partnership or become a "publicly-traded partnership" for federal income tax purposes. If less than all of the Depositary Units tendered are purchased, the Depositary Units purchased will be selected by lot by the principal bank of such Partnership. The Unit Holders who were denied purchase in one year shall be entitled to priority in the following year.